Exhibit 19.1

CLIMB GLOBAL SOLUTIONS, INC.

INSIDER TRADING POLICY

Background

The Board of Directors of Climb Global Solutions, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) to provide guidelines with respect to trading in the securities of the Company, entities controlled by the Company and companies that have a business relationship with the Company.

This Policy is designed to prevent insider trading or even allegations of insider trading. Your strict adherence to this Policy will help safeguard the Company’s reputation and will further ensure that the Company conducts its business in accordance with the highest ethical standards. You are responsible for the consequences of your actions. You also are responsible for understanding and complying with this Policy.

Federal and state securities laws prohibit the purchase and sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws prohibit anyone who is aware of material non-public information from disclosing this information to others who may trade on the basis of such information. Companies and their controlling persons also may be subject to liability if they fail to take reasonable steps to prevent insider trading.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Cases have been successfully prosecuted against trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Both the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority investigate and are very effective at detecting insider trading. Both the SEC and the Department of Justice pursue insider trading violations vigorously.

Violations of the insider trading laws can result in severe civil and criminal sanctions. For example, under U.S. securities laws, individuals may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of up to three times the profit gained or loss avoided. Failure to comply with this Policy also may subject you to sanctions imposed by the Company, up to and including immediate dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.

Structure of Policy

The Policy is divided into two parts:

•	Part I applies to everyone and prohibits trading in the Company’s and other companies’ securities in certain circumstances; and

•

Part II applies only to directors and certain officers and employees of the Company who typically have access to financial and other highly sensitive information regarding the Company’s business and imposes additional restrictions on those individuals with respect to trading in the Company’s securities.

Exceptions for Certain Transactions

This Policy does not apply to all transactions involving the Company’s securities. The following exceptions are intended to facilitate several common types of transactions.

•	Stock Option Exercise. This Policy does not apply to the mere exercise of a stock option for cash awarded under an equity incentive plan. This Policy does apply, however, to:

o Any sale of stock as part of a broker-assisted “cashless” exercise of an option (i.e., any market sale for the purpose of generating the cash needed to pay the exercise price of an option); and o Any sale of shares of Company stock received upon exercise of an option.

•

Net Settlement upon Vesting of Restricted Stock. This Policy does not apply to a surrender of shares to the Company or the retention and withholding from delivery to the applicable grantee of shares by the Company (i.e., a so-called “net settlement”) upon vesting of restricted stock in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement or the Company plan pursuant to which the restricted stock was granted.

•	Other Transactions with the Company. This Policy does not apply to other purchases of Company securities from the Company or sales of Company securities to the Company.

•

Transactions Pursuant to an Approved 10b5-1 Plan. This Policy does not apply to purchases or sales made pursuant to an Approved 10b5-1 Plan that is adopted and operated in compliance with the terms of this Policy, including Part II, Section 3(d) below.

PART I

Insider Trading Prohibition

Insider trading occurs when a person in possession of material and non-public information obtained through involvement with the Company (i) uses that information to make decisions to purchase, sell, or otherwise trade in securities of the Company or another company, or (ii) provides that information to others outside the Company to enable such trading.

U.S federal law prohibits insider trading, and a violation of such law may cause reputational and financial damage to the Company.

1.          Scope

Part I of this Policy applies to directors, officers, employees and independent contractors at all levels of the Company and of each subsidiary, partnership, venture or other business association that is effectively controlled by the Company, directly or indirectly, and the parents, siblings, spouses, children, household members and entities controlled by any of the foregoing (collectively, “Insiders”). Further, this Policy applies to all transactions in the Company’s securities, including common or preferred stock, options and warrants to purchase common stock, notes, bonds, convertible securities and any other debt or equity securities that the Company may issue, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

2.          General Policy

(a)    No Trading in Company Securities while in Possession of Material Non-Public Information. No Insider may purchase or sell any Company security while in possession of material non-public information about the Company, its customers, suppliers, consultants or other companies with which the Company has relationships or may be negotiating transactions (the terms “material” and “non-public information” are defined in Part I, Section 5(a) and (b) below).

(b)    No Tipping. No Insider who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.

(c)    No Trading in Securities of Other Companies while in Possession of Material Non-Public Information. In addition, no Insider may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No Insider who knows of any such material non-public information may communicate that information to any other person, including family and friends.

(d)    No Trading on Rumors. Rumors within the Company concerning matters which, if true, would be material non-public information are deemed to constitute material non-public information for purposes of this Policy. Accordingly, Insiders are prohibited from trading on the basis of rumors.

(e)    Limited Exceptions. In certain limited circumstances, a transaction otherwise prohibited by this Policy may be permitted if, prior to the transaction, a Compliance Officer (as described in Part I, Section 5(c)) determines that the transaction is not inconsistent with the purposes of this Policy. The existence of a personal financial emergency does not excuse an Insider from compliance with this Policy and will not serve as the basis for an exception to this Policy for a transaction that is inconsistent with the purposes of this Policy. Any exception to this Policy only may be granted by a Compliance Officer in writing and must be provided before any activity contrary to the requirements herein takes place.

3.          Other Prohibited Transactions

The Company considers it improper and inappropriate for Insiders to engage in short-term or speculative transactions in the Company’s securities or in other transactions that may lead to inadvertent violations of the insider trading laws. Accordingly, trading in the Company’s securities by Insiders is subject to the following additional restrictions:

(a)    Short sales. No Insider may sell the Company’s securities short (i.e. sale of stock that the seller does not own or a sale that is completed by delivery of borrowed stock). Note that in addition to this Policy, Section 16(c) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), prohibits Section 16 Officers (as defined in Part II, Section 1) and directors of the Company from engaging in short sales.

(b)    Trading on Margin or Pledging. No Insider may hold Company securities in a margin account or pledge Company securities as collateral for a loan. Margin sales or foreclosures may occur at a time when the Insider is aware of material non-public information or otherwise not permitted to trade in Company securities.

(c)    Hedging. No Insider may enter into hedging, monetization transactions or similar arrangements, including forward sale or purchase contracts, equity swaps, collars or exchange funds, with respect to Company securities. Such transactions are speculative in nature and therefore create the appearance that the transaction is based on non-public information.

(d)    Derivative Transactions. No Insider may engage in transactions in puts, calls or other derivate instruments that relate to or involve Company securities. Such transactions are, in effect, bets on short-term movements in the Company’s stock price and therefore create the appearance that the transaction is based on non-public information.

4.          Additional Obligations and Considerations

(a)    Material Non-Public Information Must Be Kept Confidential. Material non-public information about the Company or its business partners is the property of the Company, and unauthorized disclosure or use of that information is prohibited. That information should be maintained in strict confidence and should be discussed, even within the Company, only with persons who have a “need to know.” You should exercise the utmost care and circumspection in dealing with information that may be material nonpublic information. Conversations in public places, such as hallways, elevators, restaurants and airplanes, involving information of a sensitive or confidential nature should be avoided. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information. The unauthorized disclosure of information could result in serious consequences to the Company, whether or not the disclosure is made for the purpose of facilitating improper trading in securities.

(b)    Posting on the Internet, including Social Media. Any written or verbal statement that would be prohibited under this Policy or applicable law is equally prohibited if made on electronic bulletin boards, chat rooms, blogs, websites or any form of social media, including the disclosure of material non-public information about the Company or material non-public information with respect to other companies obtained through association with the Company.

(c)    Public Disclosure Should Be Made only by Designated Persons. In accordance with the Company’s Regulation FD Policy, no individuals other than specifically authorized personnel should release material information to the public or respond to inquiries from the media, analysts, investors or others outside the Company. You should not respond to these inquiries unless expressly authorized to do so and should refer any inquires to a person designated in the Company’s Regulation FD Policy.

(d)    Post-Employment Transactions May Be Prohibited. The parts of this Policy relating to trading while in possession of material non-public information and the use or disclosure of that information continue to apply to transactions in Company securities even after termination of employment or association with the Company. If you are aware of material non-public information about the Company when your employment or other association with the Company ends, you may not trade in Company securities or disclose the material non-public information to anyone else until the information is made public or is no longer material.

5.          Definitions

(a)    Materiality. Insider trading restrictions come into play only if the information is “material.” Information is generally regarded as “material” if it has market significance (i.e., if its public dissemination is likely to affect the market price of securities or if it otherwise is information that a reasonable investor would want to know before making an investment decision). Information dealing with the following subjects is reasonably likely to be found material in particular situations:

•	significant changes in the Company’s prospects;
•	financial results, projections of future earnings or losses;
•	significant write-downs in assets;
•	significant developments in products or services;
•	gain or loss of substantial merchants or funding partners;
•	developments regarding significant litigation or government agency investigations;
•	impending bankruptcy or liquidity problems;
•	changes in earnings estimates or unusual gains or losses in major operations;
•	major changes in management;
•	a determination to declare a dividend;
•	extraordinary borrowings;
•	entry into or modification or termination of a significant contract;
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proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions or tender offers, divestitures, recapitalizations, strategic alliances, licensing arrangements or purchases or sales of substantial assets;

•	public offerings;
•	significant disruption in the Company’s operations or any unauthorized access to the Company’s information technology infrastructure; and
•	actions of regulatory agencies.

Material information is not limited to historical facts but also may include projections and forecasts. With respect to a future event, such as a merger or acquisition or development of a new product, the point at which negotiations or new product development plans are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a significant effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material.

It is not possible to define all categories of material information. You should recognize that the public, the media and the courts will judge materiality in hindsight, and while a development may not seem material at the time, if following its announcement to the public, the Company’s stock price increases or decreases, a plaintiff’s lawyer or the SEC will use this fact to demonstrate materiality. If you are unsure whether information is material, you should consult with our Compliance Officer (defined below) before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b)    Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second full trading day after the information was publicly disclosed before you can treat the information as public.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with our Compliance Officer or assume that the information is “non-public” and treat it as confidential.

(c)    Compliance Officer. The Company has appointed its Chief Financial Officer as its Compliance Officer for purposes of this Policy (the “Compliance Officer”). The duties of the Compliance Officer include, but are not limited to, the following:

(i)	assisting with implementation of this Policy;

(ii)

circulating this Policy to all directors, officers, employees and independent contractors at all levels of the Company and of each subsidiary, partnership, venture or other business association that is effectively controlled by the Company, directly or indirectly, and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)	notifying Covered Persons (as defined in Part II, Section 1 below) of the Company’s imposition of a trading “blackout” period as described in Part II, Section 3(c) below;

(iv)	reviewing and approving Approved 10b5-1 Plans (as defined below) or revisions or amendments to such Plans, as described in Part II, Section 3(d) below; and

(v)	pre-clearing all trading in securities of the Company by all Covered Persons in accordance with the procedures set forth in Part II, Section 4 below.

PART II

Additional Trading Restrictions for Covered Persons

1.          Covered Persons

Covered Persons are the individuals described below (collectively, “Covered Persons”):

•	Current directors of the Company;

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“Executive officers” of the Company, as described in Rule 3b-7 under the Exchange Act, and all individuals designated as “officers” of the Company for purposes of Section 16 under the Exchange Act (“Section 16 Officers”);

•	All employees and independent contractors in the accounting, finance, investor relations and legal departments of the Company or any entity controlled by the Company;

•	Any other employee or independent contractor that has been notified by a Compliance Officer that he or she has been added as a “Covered Person” on a permanent or temporary basis; and

•	Spouses, minor children and other persons living in the household of each of the foregoing groups.

2.          Scope

Because Covered Persons are privy to a wider range of material non-public information (e.g., information regarding quarterly results, strategic transactions or the like), this Policy includes additional restrictions on transactions by such persons.

3.          Trading Restrictions

(a)    Trading Window. All Covered Persons may trade in the Company’s securities only during the period beginning at the close of trading on the second full trading day following the earlier of the Company’s (x) widespread public release of quarterly or annual earnings and (y) Form 10-Q or Form 10-K filing, and ending at the close of trading on the day ending fourteen days prior to the end of the fiscal quarter (“Trading Window”).

(b)    Possession of Material Non-Public Information during a Trading Window. A Covered Person possessing material non-public information may not trade in Company securities even during applicable trading windows whether or not the Company has recommended a suspension of trading. Such a person may trade during a trading window only after the earlier of (x) the close of trading on the second full trading day following the Company’s widespread public release of such information and (y) a reasonable determination that such information no longer constitutes material non-public information.

(c)    Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or other material events) may exist. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. Any such blackout periods shall be communicated to Covered Persons by a Compliance Officer.

(d)    Exception for Approved Rule 10b5-1 Plans. These trading restrictions do not apply to transactions by Covered Persons under a pre-existing written plan, contract, instruction or arrangement under Exchange Act Rule 10b5-1 (“Approved 10b5-1 Plan”) that:

(i)

has been reviewed and approved in advance of its adoption by our Compliance Officer (or, if an Approved 10b5-1 Plan is to be revised or amended, such revision or amendment has been reviewed and approved in advance by a Compliance Officer);

(ii)	was entered into in good faith by the Covered Person during a Trading Window and at a time when he or she was not in possession of material nonpublic information about the Company; and

(iii)

gives a third party the authority to execute such purchases and sales, outside the control of the applicable Covered Person, provided such third party does not possess any material non-public information about the Company, or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

4.          Pre-clearance of Securities Transactions

(a)    Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all Covered Persons to obtain a pre-clearance, even during a Trading Window, from a Compliance Officer for all transactions in the Company’s securities. Transactions by a Compliance Officer must be pre-cleared by the other Compliance Officer.

(b)    These procedures also apply to transactions by such person’s spouse, minor children and other persons living in such person’s household and to transactions by entities over which such person exercises control.

(c)    A pre-clearance may be revoked at any time prior to the time at which the relevant Covered Person effects a transaction in the Company’s securities.

(d)    If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

(e)    Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the applicable Covered Person should be instructed to send duplicate confirmations of all such transactions to a Compliance Officer. In addition, preclearance is not required under the limited circumstances described in the introduction to this Policy (other than transactions pursuant to an Approved 10b5-1 Plan).

5.          Short Term Trading by Covered Persons

Under Section 16(b) of the Exchange Act, any “short-swing profits” realized by a Section 16 Officer or director of the Company from a “matching” purchase and sale or “matching” sale and purchase of Company securities occurring within a six-month period is subject to disgorgement to the Company. Note that under Section 16(b), the highest sale price is matched with the lowest purchase price in determining profit, and purchases and sales that result in a loss are ignored – meaning that under these rules, you could be deemed to have a profit to be disgorged even though you actually lost money on your trades in the aggregate. There is an active group of lawyers that tracks purchases and sales by Section 16 Officers and directors for violation of these rules. There is no defense to a violation of these rules.